UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 31, 2008
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F           ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

OCEANAUT, INC.
Table of Contents
Part I. Financial Information
Item 1. Condensed Financial Statements
Condensed Balance Sheets
Condensed Statements of Operations
Condensed Statements of Changes in Shareholders’ Equity
Condensed Statements of Cash Flows
Notes to Condensed Financial Statements
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3. Quantitative and Qualitative Disclosures About Market Risk

PART 1 — FINANCIAL INFORMATION
ITEM 1 — CONDENSED FINANCIAL STATEMENTS
OCEANAUT, INC. (a corporation in the development stage)
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	September 30, 2008	December 31, 2007
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,018	$31
Prepaid expenses and other current assets	28	21

Total current assets	1,046	52

Other assets:
Cash held in Trust Account	159,993	158,240
Income tax receivable	952	952

Total other assets	160,945	159,192

TOTAL ASSETS	$161,991	$159,244

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$267	$276

Long-term liability, Deferred underwriting fees	4,500	4,500
Common Stock, subject to possible conversion, $0.0001 par value, 5,624,999 shares at conversion value of approximately $8.26 and $8.12 per share	46,449	45,658

Shareholders’ Equity
Preferred Stock, $0.0001 par value 1,000,000 shares authorized, none issued or outstanding	—	—
Common Stock, $0.0001 par value, 80,000,000 shares authorized, 24,562,500 shares issued and outstanding at December 31, 2007 and September 30, 2008 (including 5,624,999 shares subject to possible conversion)	2	2
Additional paid-in capital	105,284	105,284
Earnings accumulated in the development stage	5,489	3,524

Total Shareholders’ Equity	110,775	108,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,991	$159,244

The accompanying notes are an integral part of these condensed financial statements

OCEANAUT, INC. (a corporation in the development stage)
CONDENSED STATEMENTS OF OPERATIONS (unaudited)
(in thousands of U.S. Dollars, except for share and per share data)

			From May 3,
	For the nine	For the nine	2006 (date of
	months ended	months ended	inception) to
	September 30, 2008	September 30, 2007	September 30, 2008
Revenue	$—	$—	$—
Formation and administrative expenses	999	289	2,001

Loss from operations	(999)	(289)	(2,001)
Other income (expense):
Interest income	$3,755	$4,583	$10,347
Interest expense	—	(1)	(6)

Net income before income taxes	2,756	4,293	8,340
Income taxes	—	—	982

Net income applicable to common shareholders	$2,756	$4,293	$7,358

Income per common share — basic	$0.11	$0.22	$0.42

Income per common share — diluted	$0.09	$0.22	$0.35

Weighted average common shares outstanding — basic	24,562,500	19,903,159	17,645,833
Weighted average common shares outstanding — diluted	29,968,763	19,903,159	21,296,042
Net Income per share subject to possible conversion, basic and diluted	$0.14	$0.32	$0.51

Shares subject to possible conversion	5,624,999	4,322,150	3,671,254

	For the three	For the three
	months ended	months ended
	September 30, 2008	September 30, 2007
Revenue	$—	$—
Formation and administrative expenses	393	187
Loss from operations	(393)	(187)

Other income (expense):
Interest income	$1,010	$2,039
Interest expense	—	—

Net income before income taxes	617	1,852
Income taxes	—	—

Net income applicable to common shareholders	$617	$1,852

Income per common share — basic	$0.03	$0.08

Income per common share — diluted	$0.02	$0.08

Weighted average common shares outstanding — basic	24,562,500	24,562,500
Weighted average common shares outstanding — diluted	29,893,874	24,562,500
Net Income per share subject to possible conversion, basic and diluted	$0.00	$0.11

Shares subject to possible conversion	5,624,999	5,624,999
The accompanying notes are an integral part of these condensed financial statements

OCEANAUT, INC. (a corporation in the development stage)
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of U.S. Dollars, except for share, units and per share data)

				Earnings
				(Deficit)
				accumulated
			Additional	in the	Total
	Common		paid in	development	shareholders’
	shares	Amount	capital	stage	equity
Common shares and warrants issued on May 3, 2006 to initial stockholders at approximately $0.005 per share	4,687,500	$—	$25	—	$25
Net loss	—	—	—	(11)	(11)

Balances, at December 31, 2006	4,687,500	$—	$25	$(11)	$14
Sale of 18,750,000 Units on March 6, 2007 at a price of $8 per unit, net of underwriters’ discount and offering costs (including 5,624,999 common shares subject to possible conversion)	18,750,000	2	138,839	—	138,841
Sale of 1,125,000 Units on March 6, 2007 at a price of $8 per unit in a private placement to insiders	1,125,000	—	9,000	—	9,000
Common shares subject to possible conversion, 5,624,999 shares	—	—	(44,580)	—	(44,580)
Proceeds from issuance of insider warrants	—		2,000	—	2,000
Accretion of trust account relating to common stock subject to possible conversion, net of taxes of approximately $320,000	—	—	—	(1,078)	(1,078)
Net income applicable to common shareholders	—	—	—	4,613	4,613

Balances, at December 31, 2007	24,562,500	$2	$105,284	$3,524	$108,810
Accretion of trust account relating to common stock subject to possible conversion.	—	—	—	(791)	(791)
Net income applicable to common shareholders	—	—	—	2,756	2,756

Balances, at September 30, 2008 (unaudited)	24,562,500	$2	$105,284	$5,489	$110,775

The accompanying notes are an integral part of these condensed financial statements

OCEANAUT, INC. (a corporation in the development stage)
CONDENSED STATEMENTS OF CASH FLOWS (unaudited)
(In thousands of U.S. Dollars)

			May 3, 2006
	Nine months ended	Nine months ended	(date of inception) to
	September 30, 2008	September 30, 2007	September 30, 2008
Cash flows from operating activities:
Net income	$2,756	$4,293	$7,358
Adjustments to reconcile net income to net cash provided by operating activities:
Prepaid expenses and other current assets	5	(44)	(967)
Accounts payable and accrued expenses	(9)	34	267

Net cash provided by operating activities	2,752	4,283	6,658

Cash flows used in investing activities:
Change in restricted cash held in Trust Account	(1,753)	(158,174)	(159,993)

Net cash used in investing activities:	(1,753)	(158,174)	(159,993)

Cash flows from financing activities:
Proceeds from notes payable, shareholder	—	100	300
Payments on notes payable, shareholder	—	(248)	(300)
Proceeds from issuance of common stock to initial shareholders	—	—	25
Proceeds from issuance of warrants in a private placement	—	2,000	2,000
Proceeds from issuance of Units in a private placement	—	9,000	9,000
Gross proceeds from Public Offering	—	150,000	150,000
Payment for underwriter’s discount and offering costs	(12)	(6,487)	(6,672)

Net cash provided by (used in) financing activities	(12)	154,365	154,353

Net increase in cash and cash equivalents	987	474	1,018
Cash and cash equivalents at beginning of period	31	—	—

Cash and cash equivalents at end of period	$1,018	$474	$1,018

Supplemental disclosure of non-cash financial activities:
Deferred underwriting fees	$—	$4,500	$4,500

Accrued offering costs	$—	$200	$—

The accompanying notes are an integral part of these condensed financial statements

OCEANAUT, INC. (a corporation in the development stage)
Notes to the Condensed Financial Statements
NOTE A — BASIS OF PRESENTATION
     The accompanying unaudited condensed financial statements of Oceanaut, Inc. (a corporation in the development stage) (the “Company”) as of September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and the period from May 3, 2006 (date of inception) through September 30, 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and pursuant to the instructions for this Report of Foreign Private Issuer on Form 6-K. Certain financial information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying condensed financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of interim results for the Company. The results of operations for any interim period are not necessarily indicative of the results to be expected for a full year. These condensed interim financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the Company’s Annual Report for the year ended December 31, 2007 filed with the SEC on Form 10-K. The condensed balance sheet as of December 31, 2007 was derived from the Company’s audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.
NOTE B — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Oceanaut, Inc. (a corporation in the development stage) was incorporated in the Marshall Islands on May 3, 2006. The Company was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other similar business combination, vessels or one or more operating businesses in the shipping industry. The Company has neither engaged in any operations nor generated significant revenue to date with the exception of interest income earned on a trust account (as described below). The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.
     The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note D) was declared effective on March 1, 2007. The Company consummated the Offering on March 6, 2007 and, in a private placement (the “Private Placement”) (see Note E) that immediately preceded the Offering, Excel Maritime Carriers Ltd. (“Excel”) purchased 1,125,000 units at $8.00 per unit and 2,000,000 warrants at $1.00 per warrant, for total net proceeds of $11.0 million. The Company received total net proceeds of approximately $149.8 million from the Offering and the Private Placement, net of approximately $6.0 million of fees and discounts paid to the underwriters at the closing of the Offering. An additional deferred fee of approximately $4.5 million will be payable upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.
     The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Private Placement, although substantially all of the net proceeds of the Offering and Private Placement are intended to be generally applied toward consummating a business combination with, or acquisition of, vessels or one or more operating businesses in the shipping industry (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Approximately 95.4%, or $153.6 million, of the aggregate gross proceeds from the Offering and the Private Placement, after payment of certain amounts to the underwriters, offering costs and funding of working capital, has been held in a trust account (“Trust Account”) since the offering closed. The Trust Account may be invested in government debt securities having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, as amended, until the earlier of (i) the consummation of the Business Combination or (ii) the distribution of the Trust Account as described below.

As of the date of this filing, the funds generated from the Offering and the concurrent private placement have been invested in short term treasury bills. Up to an aggregate of $2.0 million in interest income (net of taxes payable) may be released to the Company to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
As of September 30, 2008, the Company has drawn $2.0 million of interest earned from the Trust Account in order to cover working capital requirements. As of September 30, 2008, the balance in the Trust Account was approximately $160.0 million, which included approximately $10.3 million of interest earned, gross of withholding tax. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal, accounting and due diligence fees and expenses on prospective acquisitions and continuing general and administrative expenses in accordance with the terms of the offering.
     The Company will seek shareholder approval before it effects any Business Combination, even if the Business Combination would not ordinarily require shareholder approval under applicable state law. In connection with the shareholder vote required to approve any Business Combination, the Company’s existing shareholders prior to the Offering have agreed to vote the shares of common stock owned by them immediately before the Offering in accordance with the majority of the shares of common stock voted by the Public Stockholders. “Public Stockholders” is defined as the holders of common stock sold as part of the Units in the Offering or in the aftermarket. The Company will proceed with a Business Combination only if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders owning less than 30% of the shares sold in the Offering exercise their conversion rights.
     In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the Offering, the proceeds held in the Trust Account will be distributed to the Company’s Public Stockholders, and 625,000 shares of common stock included in the units purchased by Excel in the Private Placement.
     On February 19, 2008, the Company and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which the Company would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.
     On August 25, 2008, the Company entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $352.0 million in cash, four dry bulk carriers (the “Transaction”). The Transaction will be financed by the cash held in Oceanaut’s Trust Account along with the proceeds from an already secured loan facility subject to customary financial covenants and preferred equity to be issued to Excel. Upon delivery of the vessels to be acquired as part of the Transaction, Oceanaut will own an initial fleet of three Panamax dry bulk carriers and one Supra-Panamax dry bulk carrier. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels will be under medium to long-term time charters, with an average term of 3.3 years, entered into with first-class customers such as Cargill, COSCO and Mitsui OSK Lines. The transaction is subject to shareholders’ approval. If a Business Combination is not consummated by March 6, 2009, the Company will liquidate.

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation:
     The accompanying condensed financial statements are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the accounting and disclosure rules and regulations of the SEC.
Development Stage Company:
     The Company complies with the reporting requirements of SFAS No. 7 “Accounting and Reporting by Development Stage Enterprises.”
Deferred Acquisition Costs:
     Deferred acquisition costs are comprised of costs incurred for financial advisory services, due diligence and proxy services, legal, consulting and other costs directly related to an acquisition. These costs are capitalized upon the Company’s consummation of a business combination. Costs incurred and deferred relating to potential business combinations that do not occur are written-off when it becomes clear that the potential business acquisition will not take place.
Income per Common Share:
     Basic income per common share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. For the nine months ended September 30, 2008, for the three months ended September 30, 2008 and the period from May 3, 2006 (date of inception) to September 30, 2008, the incremental shares from dilutive securities amounted to 5,406,263 and 5,331,374 and 3,650,209, respectively. No warrants to purchase shares of common stock were considered in the calculation of diluted income per common share for the nine and three months ended September 30, 2007 because of the anti-dilutive impact of the potential common shares.
     The Company’s statements of operations include a presentation of earnings per share for common stock subject to possible conversion in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities”(“EITF No. D-98”). Basic and diluted income per share amounts for the maximum number of shares subject to possible conversion are calculated by dividing the net interest income (after distribution to the Company for working capital requirements) attributable to common shares subject to conversion ($3,106 and $791,940 for the three and nine months ended September 30, 2008 and $1,869,583 for the period from May 3, 2006 (date of inception) to September 30, 2008) by the number of shares subject to possible conversion.
     At September 30, 2008, the Company had outstanding warrants to purchase 24,875,000 shares of common stock.
Use of Estimates:
     The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Concentration of Credit Risk:
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which exceeds the Federal depository insurance coverage. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Geographical Risk:
     The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.
Fair Value of Financial Instruments:
     The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in the accompanying condensed balance sheets.
Income Taxes:
     The Company complies with the accounting and reporting requirements of SFAS 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
     Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of June 30, 2008. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2008. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.
Redeemable Common Stock:
     The Company accounts for redeemable common stock in accordance with EITF No. D-98. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the public shareholders are voted in favor of the Business Combination and Public Shareholders holding less than 30% of the shares of common stock sold in the Offering exercise their conversion rights. If a Business Combination is not consummated by March 6, 2009, the Company will liquidate.
     Accordingly, 5,624,999 shares have been classified outside of permanent equity at conversion value. The Company recognizes changes in the conversion value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its conversion value at the end of each reporting period. The per share conversion price was approximately $8.26 at September 30, 2008.
Recently issued accounting standards:
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”). SFAS No. 141(R), which replaces SFAS No. 141 “Business Combinations”, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Early adoption is prohibited. This statement is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.
     In February 2008, the FASB issued Staff Position (“FSP 157-1”) which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” or No. 141(R) “Business Combinations,” regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued FSP 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. The Company will adopt this pronouncement beginning in fiscal year 2008. The Company does not expect the adoption of SFAS No. 157 to have any effect on its financial statements.
     In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on its financial statements.
NOTE D — THE OFFERING
     On March 6, 2007, the Company sold 18,750,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business and will expire five years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days’ prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.
In connection with the Offering, the Company paid an underwriting discount of approximately $6.0 million of the public unit offering price to the underwriters at the closing of the Offering, with an additional fee of approximately $4.5 million of the gross offering proceeds payable upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.

NOTE E — RELATED PARTY TRANSACTIONS
     The Company presently occupies office space provided by a shareholder of the Company. Such shareholder has agreed that, until the earlier of the Business Combination or the liquidation of the Trust Account, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $7,500 per month for such services starting on the effective date of the prospectus until the earlier of the Business Combination or the liquidation of the Trust Account.
     The Company has also agreed to pay each of the independent directors $75,000 in cash per year for their service on the Company’s board of directors, payable pro rata from the start of their service and only upon the successful completion of a Business Combination.
     Certain of the Company’s directors and all of the Company’s officers have purchased together with Excel Maritime Carriers Inc, in consideration for an aggregate purchase price of $25,000, (a) an aggregate of 4,687,500 shares of common stock and (b) 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share. The initial shareholders have agreed that (1) the initial shares of common stock and warrants will not be sold or transferred, subject to certain limited exceptions, until the first anniversary of the completion of a Business Combination and (2) the initial shares of common stock will not be entitled to a pro rata share of the Trust Account in the event of its liquidation. These warrants may also be exercised on a cashless basis.
     On March 5, 2007, Excel Maritime Carriers Inc. purchased, in the Private Placement, (a) 1,125,000 Units, at a price of $8.00 per Unit, and (b) 2,000,000 warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (for an aggregate purchase price of approximately $11.0 million). The Units and warrants purchased in the Private Placement have terms identical to the Units and the Warrants included in the Units, except that Excel has agreed that (1) the Units and warrants purchased in the Private Placement will not be sold or transferred, subject to certain limited exceptions, until completion of a Business Combination; (2) the warrants may be exercised on a cashless basis; and (3) 500,000 of the shares of common stock included in the Units will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.
NOTE F — FAIR VALUE MEASUREMENTS
     Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.
     The adoption of SFAS 157 to the Company’s financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.
     The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability (in millions):

				Significant
		Quoted Prices in	Significant Other	Unobservable
	Fair value at	Active Markets	Observable Inputs	Inputs
Description	September 30, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Money market funds invested in trust account	$160.0	$160.0	—	—

Total	$160.0	$160.0	$—	$—

     The fair values of the Company’s money market funds invested in the Trust Account are determined through market, observable and corroborated sources.
     The carrying amounts reflected in the balance sheets for current assets and current liabilities approximate fair value due to their short-term maturities.
NOTE G — PREFERRED STOCK
     The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There were no shares of preferred stock issued as of September 30, 2008.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     This report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our Financial Statements and related Notes thereto included elsewhere in this Report of Foreign Private Issuer on Form 6-K.
     We were formed in the Republic of the Marshall Islands on May 3, 2006 to acquire vessels or one or more operating businesses in the shipping industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. Our initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of net assets at the time of such business combination, subject to a majority of our public shareholders voting in favor of the business combination and less than 30% of the public shareholders voting against the business combination and electing to exercise their conversion rights. We intend to utilize cash derived from the proceeds of our recently completed public offering and private placement, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.
     For the three and nine months ended September 30, 2008, and 2007 we had net income of approximately $0.6 and $2.8 million and $1.9 and $4.3 million, respectively, derived from interest income less formation and administrative expenses.
     On March 6, 2007, we consummated our initial public offering of 18,750,000 units at a price of $8.00 per unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from us one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business and will expire five years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days’ prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If we are unable to deliver registered shares of common stock to the holder upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.
     On March 5, 2007, one of our shareholders, Excel Maritime Carriers Ltd., purchased, in a private placement that occurred immediately prior to our initial public offering, (a) 1,125,000 Units, at a price of $8.00 per Unit, and (b) 2,000,000 warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (for an aggregate purchase price of approximately $11,000,000). The units and warrants purchased in the private placement have terms identical to the units and the warrants included in the units, except that Excel has agreed that (1) the units and warrants purchased in the private placement will not be sold or transferred, subject to certain limited exceptions, until completion of a business combination; (2) the warrants may be exercised on a cashless basis; and (3) 500,000 of the shares of common stock included in the units will not be entitled to a pro rata share of the trust account in the event of its liquidation.
     Our net proceeds from the sale of our Units, after deducting certain offering expenses of approximately $0.7 million, and underwriting discounts of approximately $6.0 million, were approximately $154.3 million. Of this amount, $153.6 million has since then been held in trust and accumulating interest (net of any taxes) and the remaining $0.7 million has been used to pay for accrued working capital obligations of the company. We intend to use the balance of the proceeds from the sale of the units to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more vessels or operating businesses in the shipping industry. We believe we will have sufficient available funds outside of the trust fund to operate for the next twelve months, assuming that a business combination is not consummated during that time. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a business combination.
     Commencing on March 6, 2007 and ending upon the earlier of a business combination or liquidation of the trust, we have agreed to pay Excel Maritime Carriers Ltd. a monthly fee of $7,500 for general and administrative services, including office space, utilities and secretarial support. Since our initial public offering, we have been actively engaged in sourcing a suitable business combination candidate. We have held discussions with target companies, service professionals and other intermediaries with regards to our Company, the background of our management and our combination preferences. In the course of these discussions, we have also spent time explaining the capital structure of the initial public offering, the combination approval process, and the timeline under which we are operating before the proceeds of the Offering are returned to investors.
     Consistent with the disclosures in our prospectus, we have focused our search on companies in the shipping industry. Overall, we would gauge the environment for target companies to be competitive and we believe that private equity firms and strategic buyers represent our biggest competition. Our management believes that many of the fundamental drivers of alternative investment vehicles like our company are becoming more accepted by investors and potential business combination targets; these include a difficult IPO environment, a cash-rich investment community looking for differentiated opportunities for incremental yield, and business owners seeking new ways to maximize their shareholder value while remaining invested in the business. However, there can be no assurance that we will find a suitable business combination in the allotted time.
     On February 19, 2008, the Company and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which the Company would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.

On August 25, 2008, the Company announced that it has entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $352.0 million in cash, four dry bulk carriers (the “Transaction”). The Transaction will be financed by the cash held in Oceanaut’s trust account along with the proceeds from an already secured loan facility subject to customary financial covenants and preferred equity to be issued to Excel. Upon delivery of the vessels to be acquired as part of the Transaction, Oceanaut will own an initial fleet of three Panamax dry bulk carriers and one Supra-Panamax dry bulk carrier. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels will be under medium to long-term time charters, with an average term of 3.3 years, entered into with first-class customers such as Cargill, COSCO and Mitsui OSK Lines.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust fund, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust fund have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: October 31, 2008	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer